June 27, 2008

Securities & Exchange Commission

Washington, D. C. 20549

RE:

CHURCH LOANS & INVESTMENTS TRUST

FORM 10-K

COMMISSION FILE NO. 08117

Dear Sirs:

Please find filed herewith FORM 10-K for CHURCH LOANS & INVESTMENTS TRUST.

Please be advised that there have been no material changes from the preceding year in any accounting principles or practices or in the methods of application of those principles or practices.

Sincerely yours,

/s/ M. Kelly Archer                               .

M. Kelly Archer,

President and CEO